Exhibit 99.12

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Date of Report

The following Management Discussion and Analysis (MD&A) for Cream Minerals Limited (“Cream” or the “Company”) is prepared as of February 28, 2011 and should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the years ended March 31, 2010 and 2009 and the unaudited interim consolidated financial statements for the three and nine months ended December 31, 2010 and 2009.  The Company’s Financial Statements and MD&A for prior periods can be found on the Company’s web site www.creamminerals.com and SEDAR www.sedar.com.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis (“MD&A”), other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation.  “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Nuevo Milenio project and the Company's other exploration projects, as well as the Company's future plans, objectives, business strategy, budgets, projected costs, financial results, and requirements for additional capital.  In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risk factors include, among others:  changes in future prices of precious metals; currency fluctuations; inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; accidents, labour disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; and competition and loss of key employees.  Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks”.

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's mineral property interests.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation.  Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources

This MD&A uses may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.  Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category.  Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary assessment” as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

Qualified Person

Pursuant to National Instrument 43-101, Ferdinand Holcapek, P. Eng., is the Qualified Person responsible for the technical disclosure in this MD&A.

Overview

Cream Minerals Ltd. is a junior resource company engaged in the acquisition, exploration and development of silver and  gold properties in Mexico and Canada. The Company’s business strategy is to acquire low risk high reward silver and gold properties and develop them to an advanced stage. Cream has a portfolio of five mineral properties, four in Canada and one in Nayarit State, Mexico which is the Company’s current focus. Cream has its corporate office in Vancouver, BC, an administrative office in Durango, Durango State Mexico and a field office in Tepic, Nayarit State Mexico. Cream has a Mexican subsidiary, Cream Minerals De Mexico, SA de CV, The Company’s common shares trade on the TSX Venture Exchange, the OTC Bulletin Board and the Frankfurt Exchange.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Selected Financial Information

Cream’s consolidated loss for the nine months ended December 31, 2010 (“fiscal 2011”) was $1,581,396 or $0.02 per share compared to Cream’s consolidated loss of $1,027,730 or $0.02 per share in the nine months ended December 31, 2009 (“fiscal 2010”).  Highlights during the nine months ended December 31, 2010 include:

•

Cash used in operations in fiscal 2011 was $1,919,368 compared to $899,161 used in operations in fiscal 2010.

•

A private placement financing of 22,963,214 units priced at $0.07 for gross proceeds of $1,607,425 was completed in April 2010.

•

A private placement of 37,500,000 units priced at $0.16 for gross proceeds of $6,000,000 was completed in December 2010.

Mineral Properties

Nuevo Milenio Silver-Gold Property, Nayarit State Mexico

Regionally, the Nuevo Milenio Project (“Nuevo Milenio” or the “Project”) is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics. The area is traversed by the Tepic – Zacoalco rift zone, an en echelon extensional structural zone forming the boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  Nuevo Milenio is a low sulphidation, epithermal precious metals prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics in a collapsed caldera structure.

The property originally consisted of four lots encompassing 6927.8482 hectares (“Ha”), and was denounced (staked) in February 2000.  Titles to the lots were received in February 2001.  In June 2005 an application to reduce the Nuevo Milenio Fraccion 1 and to abandon CMM I and CMM II was filed with the Department of Mines. The Project now has an area of 2,560 Ha’s.

Nuevo Milenio has excellent infrastructure and is only 27 kms by road (24 kms by highway, 3 kms by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is an important commercial centre. It is 150 km’s northeast of Puerto Vallarta.  The property is readily accessible as it is 3 km’s from a main highway.  In addition, a railway, airport, power lines and water are within reasonable distance of the property providing cost-effective access to infrastructure in the event the property is advanced to production.  In addition the close proximity to Tepic would allow employees to commute to a possible mine site therefore negating the need for a working camp.

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in Nuevo Milenio.  In order to acquire a 50% legal and beneficial interest in the Project, Roca was to spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with a schedule set forth in the option agreement (the “Agreement”). Under the terms of the option agreement Roca was the operator of the Project.  Roca did not meet its first year expenditure commitment by July 24, 2010, and as a result, the Agreement with Roca was terminated.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Following termination of the option agreement with Roca on July 22, 2010, Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, SA de CV, became responsible for supervising exploration programs on the Nuevo Milenio Project.  He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of NI 43-101.

Roca, as the operator of Nuevo Milenio under the option agreement, was responsible for making all tax payments for the term of the option agreement. Upon termination of the agreement Cream was again responsible for making all tax payments for Nuevo Milenio. The Company made the July 2010 tax payment and is current with tax payments.

In August 2010 following termination of the Agreement, the Company entered into discussions with silver exploration and silver mining companies concerning Nuevo Milenio. The objective of the discussions was to enter into an option agreement for Nuevo Milenio. Discussions with Minco Silver Corporation (“Minco”) to enter into an option agreement (the “Minco offer”) had reached an advanced stage by early October 2010. Prior to a formal offer being received from Minco, on October 4, 2010, Endeavour Silver Corp. (“Endeavour”) announced an unsolicited take-over bid (the “Endeavour offer”) whereby Endeavour offered to purchase all of the issued and outstanding shares of the Company (including shares that may become outstanding on the conversion, exchange or exercise of outstanding options or warrants of the Company). For additional information on the Minco offer and the Endeavour offer please see “Additional Disclosure - The Minco Offer and The Endeavour Offer”.

Expenditures incurred by the Company on the Nuevo Milenio property in fiscal 2011 (fiscal 2010 numbers in parentheses) include the following: gain on sale of equipment – Nil ($18,169), assays and analysis - $7,361 ($Nil); geological and geophysical - $124,911 ($119,401); site activities - $138,752 ($133,594); and travel and accommodation- $27,626 ($10,530).

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd.  Following review of historical exploration work on the Blueberry property and surrounding land, the Company staked additional claims that have been appended to the option agreement.  The property is located approximately 30 km’s north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 and the issuance of 400,000 shares (80,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.  The total incurred to date is $150,176.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

The Company conducted a linecutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry property.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone. Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.  During the quarter the data has been compiled and assessed in conjunction with historical exploration work done in the immediate area. Based on the analysis completed so far Cream is considering a limited drill program, in the summer of 2011 to test the outcrop and surrounding area.

Mr. Peter Walcott P.Eng. supervises the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company’s “Qualified Person” for the purpose of NI 43-101.

The Goldsmith Property, British Columbia.

A modest amount of exploration work was conducted on this property during the quarter, however  nothing further is planned at this time.

The Kaslo Silver Property, British Columbia

No exploration work was conducted on this property during the quarter and none is planned at this time.

The Wine Nickel-Copper Property, Manitoba

No exploration work was conducted on this property during the quarter and none is planned at this time.

Las Habas Property, Mexico

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI was for a period of three months.  The proposed option agreement outlined in the LOI called for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, Cream filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The denounced land package is located to the west of, and adjoins the Las Habas Project. The denouncement would  increase Cream's land holdings in the area to 1036 Ha (10.36 km2), subject to the issuance of title to the land.  The LOI has lasped as of the date of this report as the optionor has not been able to demonstrate valid title to the Las Has property.  In addition issuance of title to the adjoining 700 Ha’s is pending Government approval. Consequently the Company has elected not to proceed with the Las Habas Project.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Mineral Property Option Payments Due in Fiscal 2011

As of the date of this report mineral property cash payments of $40,000 had been made with remaining cash payments of $Nil due by March 31, 2011.  In addition share payments of 40,000 common shares required to be issued pursuant to mineral property interests held by the Company as of March 31, 2010, had been issued and all property payments are up to date.

Plans for Fiscal 2011

Cream has begun a significant diamond drill program during the month of February at its Nuevo Milenio Silver-Gold Project in Nayarit State, Mexico. The 2011 diamond drill program calls for 10,000 metres of diamond drilling with the option to extend the drill program by an additional 10,000 metres. Cream currently has two drill rigs working at Nuevo Milenio.

The objective of the drill program is three fold:

1.

 At Dos Hornos 1, Dos Hornos 2 and Veta Tomas – in-fill drilling to upgrade the reported Inferred Mineral Resources.

2.

At Once Bocas North - define the known 100-metre wide quartz vein - quartz stockwork zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.

Step-out drilling to test known extensions of Once Bocas North, Once Bocas South, the Chacuaco open pit potential and high grade quartz vein potential, and the Cafetal South vein structures.

The Company is planning a test drill program at its Blueberry Gold property in Manitoba. The approximate timing of the drill program is expected to be the summer of 2011.

Additional Disclosure – The Minco Offer and The Endeavour Offer

In August 2010 after termination of the Roca Agreement on July 22, 2010, The Company entered into discussions with several silver exploration and silver mining companies with respect to Nuevo Milenio. The objective of the discussions was to form a subsequent option agreement for Nuevo Milenio. Discussions with Minco Silver Corporation (“Minco”) had reached an advanced stage by early October 2010. Prior to a formal offer to form an option agreement being received from Minco, Endeavour Silver Corp. (“Endeavour”) on October 4, 2010, announced an unsolicited take-over bid to the Company’s shareholders whereby Endeavour offered to purchase all of the issued and outstanding shares of the Company (including shares that may become outstanding on the conversion, exchange or exercise of outstanding options or warrants of the Company) for $0.12 per share in cash.  On November 9, 2010, Endeavour amended the initial offer and offered to purchase all of the issued and outstanding shares (including shares that may become outstanding before the expiry date of the amended offer upon the conversion, exchange or exercise of outstanding options or warrants of the Company) on the revised basis, at the election of each shareholder, of $0.14 per share in cash, or 0.02575 of a common share of Endeavour.  The amended offer was scheduled to expire at 2:00 p.m. (Pacific time) on December 6, 2010. On October 14, 2010, the Company received a formal offer (the “Minco Offer”) from Minco for the acquisition by Minco of up to a 70% interest in the Nuevo Milenio property.  Under the terms of the Minco Offer, Minco would have paid the Company the sum of $5 million cash to earn a 50% interest in Nuevo Milenio. In addition Minco would have the option to acquire an additional 20% interest by incurring $5 million in exploration expenditures over the following three years from the date of the option agreement for a total interest of 70%.  Following that point the companies would fund additional development at Nuevo Milenio on a proportionate basis, Minco expending 70% and the Company expending 30%.  On November 8, 2010, Minco agreed to the removal of the due diligence condition to its offer. In addition, Minco agreed to move the deadline for execution of the offer from November 19, 2010, to a date that was suitable to both Minco and the Company and Minco agreed to extend the Minco offer to one day past the closing date of the Endeavour offer.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

After the initial unsolicited offer was announced by Endeavour, the Company formed an  independent committee of  directors (the “Independent Committee”) which, in consultation with its financial advisors, Capital West Partners, and its legal advisors Bull Housser & Tupper LLC, was mandated to evaluate the Endeavour formal offers and pursue other strategic alternatives to enhance value for shareholders, and provide recommendations to the board of directors.  On October 15, 2010, the board of directors of the Company issued a directors’ circular (the “Circular”) advising that the Independent Committee was considering the initial offer from Endeavour and that the Independent Committee needed more time to properly fulfill its mandate.  On October 29, 2010, the board of directors of the Company issued a supplementary directors’ circular (the “Supplementary Directors Circular”) in which it made no recommendation as to whether shareholders should accept or reject the Endeavour offer.  On November 22, 2010, having carefully considered Endeavour’s amended offer, the board of directors issued a Notice of Change to the Supplementary Directors’ Circular (the “Notice of Change”), in which it recommended that shareholders who wish to realize upon their investment in shares of Cream at that time accept the amended offer of Endeavour.  The Company stated in the most recent Notice of Change, issued in connection with the Endeavour offer, that if Endeavour did  not obtain at least 50.1% of the Company’s common shares as of December 6, 2010, the Company intended to accept the Minco Offer subject to receiving the required approval of the TSX Venture Exchange and approval of the shareholders, if required.

Endeavour allowed the Endeavour offer to expire on December 6, 2010.  On December 7, 2010 Cream agreed to a bought deal financing of $5 million with the provision of an overallotment of $1 million. The terms of the bought deal were $0.16 per unit with a full warrant exercisable at $0.24 for two years from the date of closing. Amongst the terms of the deal was the requirement that the Company retain 100% ownership of Nuevo Milenio. Consequently on December 7, 2010, the Company informed Minco that it would not be proceeding with the option agreement for Nuevo Milenio.  A settlement fee of $150,000 was paid to Minco.

The Company subsequently closed the bought deal financing on December 21, 2010, and received gross proceeds of $6 million.

Market and Industry Trends

The average gold and silver prices in 2008 were US$872 and US$14.49 per ounce, respectively, and the average prices for 2009 were US$972 and US$14.67 per ounce, respectively.  To the date of filing of this Quarterly Report the average prices for 2010 for gold and silver are US$1,363 and US$29.49, respectively.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Results of Operations

Nine Months Ended December 31, 2010 (“fiscal 2011”) Compared to Nine Months Ended December 31, 2009 (“fiscal 2010”)

In fiscal 2011, Cream incurred a loss of $1,581,396, a loss of $0.02 per common share, compared to a loss of $1,027,730, a loss of $0.02 per common share in fiscal 2010.

Exploration costs of $385,927 were incurred in fiscal 2011, compared to $440,787 in fiscal 2010, contributing to the loss in each period.  Expenditures in fiscal 2011, by project area with comparative figures for fiscal 2010 in parentheses, are as follows:  Casierra Property, Sierra Leone - $Nil ($13,337); Kaslo Silver Property, British Columbia - $580 ($941); Goldsmith and other properties, British Columbia - $79,441 ($2,815); Manitoba Properties, Manitoba - $7,256 ($142,000) and Las Habas and Nuevo Milenio, Mexico - $298,650 ($167,460 – Nuevo Milenio only).

Total general and administrative expenses totalled $1,195,569 in fiscal 2011, compared to $593,846 in fiscal 2010.  Significant differences between the levels of expenditures in the two fiscal years include the following:  Legal and other fees relating to the Company’s responses to the unsolicited take over-bid, the initial and amended offers from Endeavour resulted in a significant increase in legal fees in the third quarter of fiscal 2011.  The Independent Committee engaged Capital West Partners as  its  financial advisor and Bull Housser & Tupper LLP  as its legal counsel in order to fulfill its mandate to evaluate the Endeavour unsolicited take-over bid, pursue other strategic alternatives to enhance value for shareholders, and provide recommendations to the board of directors as well as assisting the board of directors in complying with the requirements under securities legislation to respond to these offers.  These take-over defence costs totalled $534,960 in fiscal 2011, compared to $Nil in fiscal 2010.  Finance costs decreased from $85,280 in fiscal 2010 to $31,282 in fiscal 2011.  The decrease was due to interest on accounts payable, which was settled in fiscal 2011 without payment of the interest accrued in fiscal 2010; a decrease in legal, accounting and audit fees from $86,781 in fiscal 2010 to $65,193 in fiscal 2011 due to lower audit fees than anticipated. Audit fees have decreased as the Sierra Leone exclusive offshore mineral concession lapsed in July of  2010.

Pursuant to the terms of a loan agreement entered into with Mr. Frank A. Lang in 2007, a director and Chairman of Cream the Company commenced paying interest at a per annum rate of six percent (6%) on the original loan balance of $700,000. Interest was payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To December 31, 2010, Mr. Lang was repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty. The loan and its terms were approved by the TSX Venture Exchange.  Mr. Lang has advanced $720,000 to December 31, 2010, without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement and in respect of which Mr.  Lang acquired 5,100,000 units for the subscription price of $357,000.  In April, 2010 an additional $50,000 was advanced from Mr. Lang with interest payable at 1% per month.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Subsequent to December 31, 2010, the Company repaid all debt owing to Mr. Lang and Lang Mining Corporation.

Cream conducted all of its exploration activities in Mexico and in Canada in fiscal 2010, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $1,575 in fiscal 2011, compared to a foreign exchange loss of $131 in fiscal 2010.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.  Expenditures in Mexico are primarily in pesos, with drilling and other costs incurred in United States dollars and in Canada in Canadian dollars.

Consulting fees of $22,500 (2010 - $22,500) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $114,470 in fiscal 2010 compared to $165,936 in fiscal 2011.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increase slightly from $191,127 in fiscal 2010 to $192,300 in fiscal 2011.

Shareholder communications have increased from $90,827 in fiscal 2010 to $181,227 in fiscal 2011.  The increase includes $119,909 for the services of Robert Paul and other external investor relations consultants, compared to $36,100 in fiscal 2010.  Stock-based compensation decreased from $2,081 in fiscal 2010 to $Nil in fiscal 2011.  Subsequent to the closing of the bought deal financing in December 2010 the Company has sufficient working capital to support a significant increase in investor relations activities with extensive programs being planned.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Summary of Quarterly Reports

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2010
First Quarter	7,941	915	801	35	76,623
Second Quarter	2,043	26	614	--	90,837
Third Quarter	3,353	--	1,300	141,965	114,234
Fourth Quarter	11,173	--	100	1,036	(35,941)
Fiscal 2011
First Quarter	--	102	1,858	--	93,933
Second Quarter	--	--	1,565	6,921	101,026
Third Quarter Fourth Quarter	-- --	478 --	76,018 578	335 --	103,661 1,157,953

Quarterly information for the eight quarters to March 31, 2011, is summarized as follows:

Statement of Operations Data	Three months ended June 30, 2010	Three months ended September 30, 2010	Three months ended December 31, 2010	Three months ended March 31, 2010
Investment and other income	$ (100)	$ --	$ --	$ (2,245)
General and administrative expenses	172,363	257,079	766,127	1,775,866
Stock-based compensation	--	--	--	1,339,990
Write-down of mineral property interests	--	--	--	12,807
Exploration costs	95,893	109,512	180,522	1,158,501
Future income tax recovery	--	--	--	--
Loss according to financial statements	268,156	366,591	946,649	237,172
Loss from continuing operations per common share	0.00	0.00	0.01	0.00

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Statement of Operations Data	Three months ended June 30, 2009	Three months ended September 30, 2009	Three months ended December 31, 2009	Three months ended March 31, 2010
Investment and other income	$ --	$ 6,793	$ 110	$ (2,245)
General and administrative expenses	224,501	228,396	131,965	92,827
Stock-based compensation	631	1,006	444	--
Write-down of mineral property interests	--	--	--	227,196
Exploration costs	86,315	93,520	260,952	61,714
Future income tax recovery	--	--	--	(21,137)
Loss according to financial statements	311,447	322,922	393,361	237,172
Loss from continuing operations per common share	0.01	0.01	0.01	0.00

Three Months Ended December 31, 2010 (“Q3 2011”) Compared to Three Months Ended December 31, 2009 (“Q3 2010”)

In Q3 2011, Cream incurred a loss of $946,649, a loss of $0.01 per common share, compared to a loss of $393,361, a loss of $0.01 per common share in Q3 2010.

Significant areas of difference in the quarterly comparison between the two fiscal periods are:

Legal and other fees relating to the Company’s responses to the unsolicited take over-bid, the initial and amended offers from Endeavour resulted in a significant increase in legal fees in the third quarter of fiscal 2011.  The Independent Committee engaged Capital West Partners as  its  financial advisor and Bull Housser & Tupper LLP  as its legal counsel in order to fulfill its mandate to evaluate the Endeavour unsolicited take-over bid, pursue other strategic alternatives to enhance value for shareholders, and provide recommendations to the board of directors as well as assisting the board of directors in complying with the requirements under securities legislation to respond to these offers.  These costs totalled $534,960 in Q3 2011, compared to $Nil in Q3 2010.  Finance costs decreased from $14,536 in Q3 2010 to $9,426 in Q3 2011, as the interest bearing portions of the advances to Mr. Lang were repaid.  Office and administration increased from $35,811 to $73,427.  These costs vary based on activity of the company.  Other than the take over defence, shareholder communications had the largest increase, from $27,895 in Q3 2010 to $71,195 in Q3 2011 as a result of the Company having sufficient working capital to support a significant increase in investor relations activities with extensive programs being planned.  Salaries and benefits increased by $6,433 from $51,785 in Q3 2010 to $58,218 in Q3 2011.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Investing Activities and Capital Expenditures

Current assets increased to $5,698,483 at December 31, 2010, an increase from $347,191 at March 31, 2010.  The market value of investments in marketable securities was $8,004 at December 31, 2010, compared to $4,611 at March 31, 2010.  The marketable securities held are highly volatile.  At December 31, 2010, the book value of these publicly traded securities is $31,704 (March 31, 2010 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2010 - $30,796) that are investments in companies with officers and directors in common with the Company.

Liquidity

The Company had cash of $5,548,512 as of December 31, 2010, compared to $228,106 as at March 31, 2010.

At December 31, 2010, Cream had working capital surplus of $4,152,591 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital deficiency of $1,942,480 at March 31, 2010, and an accumulated deficit of $30,774,265 at December 31, 2010, and at March 31, 2010 of $29,192,869.

Subsequent to the period end the Company received $1,665,200 from warrant and option exercises. Also subsequent to the period end the Company settled debt with all creditors including Mr. Lang and other third party creditors.

The consolidated financial statements for the period ended December 31, 2010, have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal interest  income from term investments, and there can be no assurances that sufficient funding, including adequate financing will always be available to explore its mineral properties and to cover general and administrative financing necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration and development success.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

The Company has capitalized $496,411 (March 31, 2010 – $454,853) in acquisition costs on its mineral property interests.  On properties held in Mexico, tax payments are required to be made twice a year on an escalating basis. Payments are required to be made in January and July, in order to maintain the property concessions.  Subsequent to the period end the Company has made the tax payment due in January 2011 and is current with property tax payments.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Capital Resources

Cream has historically relied upon equity financings to meet its capital requirements and will continue to do so for the foreseeable future. There can be no assurance the Company will be able to obtain financing required in the future on acceptable terms. Without continued external funding to finance further exploration and development work on its mineral properties, there is doubt as to the Company’s ability to operate as a going concern.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

During the nine months ended December 31, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.  Mr. Frank A. Lang, a director and the Chairman of the Company, acquired 5,100,000 units in the private placement for the subscription price of $357,000.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

In addition during the nine months ended December 31, 2010, the Company completed a bought deal financing of a total of 37,500,000 units at a price of $0.16 per unit for gross proceeds of $6,000,000.  Each unit consisted of one common share of the Company and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.24 per common share until December 21, 2012, provided that if after four months and one day following the Closing Date, the closing price of the common shares of the Company traded on the TSX Venture Exchange, close at a price in excess of $0.60 per common share for 20 consecutive days, the Company will be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants. Compensation was paid to certain eligible arms-length parties in an amount equal to 8% of the total proceeds raised from the sale of the units to subscribers, and payable in cash. A cash commission of $480,000 was paid, and a total of 3,750,000 finder's units were issued.  Each finder's warrant entitles the warrant holder to acquire one common share and warrant at a price of $0.16 until December 21, 2012.  The warrant entitles the holder to acquire an additional warrant at a price of $0.24 until December 21, 2012.

Subsequent to December 31, 2010, 938,400 warrants at $0.20 expired, unexercised.

Stock Options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  At December 31, 2010, the Company may issue up to 10,225,235 common shares under the plan.  At, December 31, 2001 the Company had 3,796,500 stock options outstanding.  In fiscal 2011, 715,000 stock options, exercisable at $0.165, with an expiry date of August 3, 2010, expired, unexercised.  During the nine months ended 280,000 stock options were exercised at a price of $0.12.  Subsequent to December 31, 2010, 140,000 stock options were exercised at a price of $0.12.

The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.

As of December 31, 2010 14,150,143 warrants have been exercised at a price of $0.10 per warrant and 463,000 warrants have been exercised at a price of $0.20 per warrant. In addition 280,000 options were exercised at a price of $0.12 per option, providing $1,541,214 to the Company.

Off Balance Sheet Arrangements

As of quarter end there were no off balance sheet arrangements.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Transactions with Related Parties

	Nine months ended December 31,
Services rendered:	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 469,755	$ 328,145
Consulting (d, f)	22,500	22,500
Finance costs (c)	18,399	16,218
Directors (i)	32,500	--
Geological consulting (e)	US $90,000	US$90,000

Balances at:	December 31, 2010	March 31, 2010
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 47,302	$ 276,333
Directors (e, h,)	32,500	232,564
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	--	39,109
Mr. Frank A. Lang, interest bearing (c)	387,100	337,100
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	62,641	44,272
Mr. Frank A. Lang, expenses payable	--	7,209
	$ 1,344,043	$ 1,751,087

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang.  Lang Mining provided management services to the Company at a rate of $10,000 per month since November 1, 2006, while Mr. Lang was president of the Company.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.

Pursuant to the terms of a loan agreement approved by the TSX Venture Exchange, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%) on an original loan balance of $700,000.  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To December 31, 2010, Mr. Lang has been repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement.  Mr. Lang has acquired 5,100,000 units in the April, 2010 private placement for the subscription price of $357,000.

Subsequent to December 31, 2010 the Company has repaid all debt owing to Mr. Lang and Lang Mining Corporation.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the Company’s wholly-owned Mexican subsidiary, for administrative and geological services rendered.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan Minerals Inc., and ValGold Resources Ltd., companies with directors and/or management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placement described in Note7 – Share capital.  All related party transactions are in the normal course of operations and are measured in the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are no proposed transactions before the board of directors at this time.

Risks

The Company’s continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves,  the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At December 31, 2010, the Company had not made the cash payments on the Blueberry, however this payment was made in January, 2011.

The Company’s interim consolidated financial statements for the nine months ended December 31, 2010 and 2009 do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

The Company is in the process of exploring its mineral property interests, in particular, the Nuevo Milenio silver – gold property.  The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Cream has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

At December 31, 2010, the Company has a significant working capital surplus of $4,152,591.  Loans payable to Frank Lang amounting to $1,107,100 includes $387,000 of interest bearing loans and advances.  All debt to Mr. Lang is unsecured.

Subsequent to December 31, 2010 the Company settled all amounts owing creditors including amounts due to Mr. Lang and his holding company.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

Accounting standards issued but not yet effective

 (i)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of April 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending March 31, 2011.

The Company has developed an IFRS changeover plan to identify and implement the changes necessary to report under the new standards. The plan includes assessing the impact of IFRS on financial reporting systems, accounting policies, disclosure controls and procedures, business activities, internal control over financial reporting, tax planning, and the knowledge of key personnel.  The Company has completed an initial high level assessment to identify the required accounting policy changes on adoption of IFRS, but has not yet quantified the impact of the transition on its consolidated financial condition.  The Company is completing a more detailed assessment to assist in the full adoption of IFRS.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

The Company’s initial high level assessment identified significant differences between existing Canadian GAAP and IFRS but has determined that no significant changes will be required to financial reporting systems, business activities, internal control over financial reporting, or tax planning.  Some disclosure controls and procedures will, however, need to be changed, for example, to address reporting of first time adoption as well as ongoing new IFRS reporting requirements.  These changes will require training of key personnel.  There will also be both optional and required changes made to certain accounting policies upon adoption of IFRS.  These changes may result in material changes to financial results or financial position.  Additionally, it is expected that the amount of required financial statement disclosure will increase substantially. The certifying officers plan to complete the design and initially evaluate the effectiveness of these controls in the third quarter of fiscal 2011 in order to prepare for certification under IFRS in 2011.

The Company has been assessing the impact of the transition to IFRS on its financial statements and systems, if any. The implementation and transition phase to IFRS are currently planned for the third quarter of fiscal 2011 in order to meet the expected adoption date of April 1, 2011.

The Company currently operates in Canada and Mexico.  Training of Company personnel, where required, has started and will continue through 2011.  This training is being conducted via attendance at seminars specifically designed for Canadian companies converting to IFRS.  The Audit Committee members will continue to receive quarterly IFRS presentations and project status updates from management.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

Areas of potential differences between Canadian GAAP and IFRS that have been identified to date include the following:

Foreign currency translation

Canadian GAAP uses the concept of integrated and self-sustaining foreign operations in order to determine how to translate financial information denominated in foreign currencies.

IFRS uses the functional currency concept. Under this method, the currency of the primary economic environment in which the entity operates is used to determine the method of measuring foreign currency translation.

Property, plant and equipment

The Company’s property, plant and equipment are recorded at cost under Canadian GAAP.

IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives.  Significant components will be depreciated based on their individual useful lives.

Exploration for and the evaluation of mineral resources

Costs incurred in the exploration and evaluation of its mineral property interests are expensed until the Company reaches the development stage at which point the Company will commence capitalization of development costs.

IFRS does not give directive guidance on the treatment of these costs.  IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company’s current accounting policy is likely to be maintained through transition with no differences anticipated.

Impairment of long-lived assets

In evaluating the Company’s long-lived assets which include its mineral property interests for recoverability, undiscounted future cash flows are used to perform the test.  Recoverability is evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount.  Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated discounted future net cash flows are less than the carrying value.

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

IFRS requires reversal of impairment losses where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.

Impairment testing should be performed at the asset level for long-lived assets and intangible assets. Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit.

Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at December 31, 2010, due to their short-term nature.

The fair values of the Company’s financial instruments measured at December 31, 2010, constitute Level 2 measurements for its cash within the fair value hierarchy.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

December 31, 2010
Accounts and other receivables -
Currently due	$ 149,971
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
149,971
Cash	5,548,512
$ 5,698,483

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables. These include assets held with major financial institutions. The Company has increased its focus on credit risk given the impact of the financial crisis on certain asset classes due to economic conditions and debt levels in banking systems other than Canada.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the nine months ended December 31, 2010, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 15, in normal circumstances.  Due to the historical lack of liquidity and associated working capital deficiency, management has increased its focus on liquidity risk despite having successfully closed a bought deal for gross proceeds of $6 million. While the junior resource financing environment has improved dramatically in the last six months of 2010 management intends to maintain its focus on liquidity risk as there are no assurances that sufficient funds from financings will be available in the future. During the nine months ended December 31, 2010, the Company issued 60,463,214 common shares for gross proceeds of $7,607,425, 14,613,143 warrants that were exercised for proceeds of $1,507,614 and 280,000 stock options exercised for proceeds of $33,600.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2010, are summarized as follows:

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

December 31, 2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 201,849
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	1,344,043
In later than 90 days, not later than one year	--

Interest rate risk

The Company has no significant exposure at December 31, 2010, to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	December 31, 2010	March 31, 2010
U.S. Dollars
Cash	(33,668)	37,494
Accounts payable and accrued liabilities	(18,366)	(357,361)
Mexican Pesos
Cash	118,241	21,288
Value added taxes recoverable	30,320	139,557
Accounts payable and accrued liabilities	(1,833)	(228)

Based on the above net exposures at December 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $5,203 in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $14,673 in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at December 31, 2010.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize, but has no impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at December 31, 2010, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Other MD&A Requirements

See the audited consolidated financial statements for the years ended March 31, 2010 and 2009 and the interim consolidated financial statements for the three and nine months ended December 31, 2010 and 2009.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule exploration costs attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Disclosure of Outstanding Share Data

The following details the share capital structure as of February 28, 2011, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at February28, 2011

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

148,864,345 common shares are issued and outstanding

Cream Minerals Ltd.

Quarterly Report and Management’s Discussion and Analysis

Three and Nine Months Ended December 31, 2010

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,436,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
1,660,000	0.12	February 12, 2014

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
9,007,071	$0.10/$0.15	April 13, 2011/12
41,250,000	$0.24	December 22, 2012
3,750,000	$0.16	December 22, 2012
54,007,071

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during fiscal 2011 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.